April 4, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for Quarterly Period Ended December 31, 2009
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated February 17, 2011, regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (the “Company”) and a follow up phone conversation we had on March 29, 2011.  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses refer to the Company.

1.
We have considered your response to prior comment one but continue to believe that ASC 815-40-15 would apply to your instruments from July 1, 2009 until the respective modification dates. The legal agreements in effect at the time determine the accounting. Please revise your financial statements and amend your filings, accordingly.

Response:

Pursuant to your comment as it pertains to our accounting treatment under ASC 815-40-15 of our financial instruments from July 1, 2009 until the respective modifications dates, we hereby respectfully request a waiver from amending and restating our financial statements for the prescribed periods.  Our request is based upon 1) the qualitative materiality of our findings after undertaking a review and analysis of the valuation of the financial instruments for the period under review, 2) the corrective actions we have taken to remove the down round protective language from the warrant agreements that ultimately supports our accounting treatment for the financial instruments as appropriate, 3) the net, non-operational non-cash impact the prescribed accounting changes would have in regards to the financial performance of the Company from July 1, 2009 until the respective modification dates, 4) the potential confusion and misleading results that the relevant accounting changes, amendments, and restatements could have with the readers given the corrective actions the Company has undertaken, and 5) the de minimis net, non-operational non-cash impact the prescribed changes results in at the conclusion of our third quarter given the corrective actions the Company has taken, along with 6) the financial hardship that the amendments and restatements could have upon the Company and its shareholders.

Our review and analysis is as follows:

To determine the materiality of our financial instruments we engaged Pluris Valuation Advisors (“Pluris”), a valuation firm (www.pluris.com) that specializes in the valuation ofilliquid financial assets.  Pluris utilizes a proprietary market-oriented valuation platform that evaluates the net financial impact of financial instruments. The Pluris proprietary LiquiStat™ database was developed using a transaction data licensed from SecondMarket, Inc., which generates the SecondMarket Trading Platform (SecondMarket). This SecondMarket resource enables Pluris to develop a thorough valuation platform based on real-world empirical data, which is crucial in developing, supporting, and defending valuations.

The following drivers were considered during the valuation process:

1. The terms of the warrants (exercise price, expiration date, anti-dilution protection, transferability, etc);
2. Fundamental financial and other characteristics of the company;
3. Trading characteristics of the underlying security (exchange, volume, price,volatility, etc.);
4. Ability to borrow the shares for purposes of shorting/hedging; and
5. Precedent sale transactions completed through the SecondMarket Trading Platform or in other private transactions.

Based upon these results and outcomes, we examined the materiality of the non-cash charges related to our non-traded Series A and B Warrants, which included the down round protection clauses. It should be noted that the relevant down round protection clauses were subsequently removed at the beginning of our third fiscal quarter ended March 31, 2011.

In examining the materiality of the financial instruments, we considered both the quantitative and qualitative aspects of the valuation of the financial instruments in determining the materiality of the related non-operational and non-cash charges.

On an absolute dollar amount, the fluctuations of the fair values of Series A and B warrants on TPI’s net income before taxes for fiscal year 2010 and the first two quarters of fiscal year 2011could at any one time possibly register quantitative significance based on the “Pluris” market-oriented warrants valuation platform, but we believe that given the stock price decrease over time and the valuation swings from losses to gains, quarter to quarter,that the quantitative materiality of the impact of these financial instruments diminishes the materiality of the noted results.

The following chart from Pluris provides a summary of the results that were calculated for the fiscal quarters and year-ended 2010 and for the first two quarters of fiscal year 2011:

	Warrant A					Warrant B
	Market Price	Number of warrants	Fair value per share	Fair value	Period gains/loss	Number of shares	Fair Value per share	Fair value	Period gains/loss	Net Income before Tax	%
6/30/2009	$ 2.87	4,616,589	$ 0.74	$ 3,416,276		4,757,814	$ 0.72	$ 3,425,626
9/30/2009	$ 3.79	4,244,088	$ 1.27	$ 5,389,992	(1,973,716)	4,757,814	$ 1.21	$ 5,756,955	(2,331,329)	$ 2,696,658
12/31/2009	$ 4.20	4,195,313	$ 1.47	$ 6,167,110	(777,118)	4,757,814	$ 1.39	$ 6,613,361	(856,407)	$ 3,141,417
3/31/2009	$ 3.67	3,898,438	$ 1.17	$ 4,561,172	1,605,938	4,757,814	$ 1.13	$ 5,376,330	1,237,032	$ 3,594,285
6/30/2010	$ 2.76	3,898,438	$ 0.58	$ 2,261,094	2,300,078	4,757,814	$ 0.60	$ 2,854,688	2,521,641	$ 5,248,710
9/30/2010	$ 3.03	3,898,438	$ 0.63	$ 2,456,016	(194,922)	4,757,814	$ 0.62	$ 2,949,845	(85,156)	$ 4,575,130
12/31/2010	$ 2.72	3,898,438	$ 0.42	$ 1,637,344	853,758	4,757,814	$ 0.44	$ 2,093,438	796,211	$ 5,333,450

										Total A&B Impact
			2010 Impact: gain/(loss)		1,155,182		2010 Impact: gain/(loss)		570,938	$ 1,726,120	11.8%
			2011 Q1, Q2 Impact		658,836		2011 Q1, Q2 Impact		711,055	$ 1,369,891	13.8%

The quantitative results demonstrate a $1.73 million and $1.37 million dollar gain for the year-ended June 30, 2010 and the six months ending December 31, 2010, respectively.

The qualitative aspects of the valuation also suggest a non-material event. As detailed and exemplified in SAB 99, the materiality should be assessed based upon “whether there is a substantial likelihood that a reasonable person would consider it important.” It also states that “exclusive reliance on the percentage or numerical threshold has no basis in the accounting literature or the law.”Therefore, the determination of materiality depends on whether the readers of the financial statements may find the impact substantially important in assessing the Company’s fundamentals. Based on, among other guidelines, these criteria, we believe the non-cash gain derived from the fluctuation of the fair values of Series A and B warrants for both fiscal year 2010 and 2011 are immaterial in nature and can be misleading to the reader given the corrective action the Company has taken in removing the down round protection language in the warrant agreements.

The down round protection clauses in the warrants agreement have been removed on January 14, 2011 and memorialized as retroactively effective. This is further substantiated by the fact that the down round protection clause have never been triggered since their inception. Most importantly, the non-cash fluctuations of the fair values of these warrants were not a component of operational metrics that reflect the Company’s fundamentals. The details and the features of these warrants were repeatedly disclosed to our investors and readers of our filings since their inception. Therefore the non-cash gain from the warrants A and B will not reflect the operating results of the Company and be found least useful by the readers of our financial statement in assessing the Company’s operation.

Inclusion of these non-cash gains is likely to create confusion among the readers of the financial statements. The inclusion of these gains in fiscal year 2010 and the first two quarters of fiscal year 2011 are expected to introduce misleading results when readers compare the financial results between fiscal year 2010 and fiscal year 2011 on a quarterly as well as an annual basis. Since the down round protection clauses have been removed in the third quarter in fiscal year 2011 which eliminates the potential non-cash charges for the remainder of the year, in comparing the third quarter and fourth quarter of fiscal year 2011 to a year earlier or comparing fiscal year 2010 with fiscal year 2011, readers will have to compare the pro forma data with non pro forma data in order to recapture the operating performance of the Company.

Given these factors and the confusion to the readers from the restatements, particularly in conjunction with our corrective action of removing the downround protection clauses,it is appropriate, in our belief, to detail and discuss the valuation results of Series A and B Warrants in our upcoming fiscal year 2011 third quarter 10-Q filing. We propose that we dedicated language within our footnotes and management discussion and analysis in our third quarter 10-Q filing for our fiscal period ending 2011 that describes the effect our accounting treatment and the subsequent removal of the down round protection clauses and the classification of equity of these warrants would have had. Therefore, we hereby request a waiver of restating prior periods’ financial statements as an optimal approach to facilitate the readers of our financial statements to understand the warrants down round protection clause in our previous warrant agreement and the benefit of removing it.

We understand that you may have additional comments and thank you for yourattention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,

Tianyin Pharmaceutical Co., Inc

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc: Guoqing Jiang
      CEO
Tianyin Pharmaceutical Co., Inc.

     Attorney: Louis Taubman
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 2000, NY NY 10004
Fax: 212-202-6380  Tel: 212-712-7384